Exhibit 99.6

Consent of Independent Registered Public Accounting Firm

To the Board of Directors of Kinross Gold Corporation

We consent to the inclusion in this annual report on Form 40-F of:

•                      our Independent Auditors’ Report dated February 16, 2011, on the consolidated balance sheets of Kinross Gold Corporation (the “Company”) as at December 31, 2010 and December 31, 2009 and the consolidated statements of operations, cash flows, common shareholders’ equity and comprehensive income (loss) for each of the years in the three-year period ended December 31, 2010

•                      our Report of Independent Registered Public Accounting Firm dated March 30, 2011, on the consolidated balance sheets of the Company as at December 31, 2010 and December 31, 2009 and the consolidated statements of operations, cash flows, common shareholders’ equity and, comprehensive income (loss) for each of the years in the three-year period ended December 31, 2010, and

•                      our Report of Independent Registered Public Accounting Firm dated March 30, 2011 on the Company’s internal control over financial reporting as of December 31, 2010 each of which is contained in this annual report on Form 40-F of the Company for the fiscal year ended December 31, 2010.

We also consent to the incorporation by reference of such reports in the Registration Statement on Form F-10 (No. 333-158989) and in the Registration Statement (No. 333-141896, 333-110208, 333-05776, 033-93926, 033-82450, 333-08936, 333-09004, 333-12662, 333-13744 and 333-13742) on Form S-8 of Kinross Gold Corporation.

/s/ KPMG LLP

Chartered Accountants, Licensed Public Accountants

Toronto, Canada

March 30, 2011